

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 9, 2020

Scott Hutton
President and Chief Executive Officer
Biodesix, Inc.
2970 Wilderness Place, Suite 100
Boulder, CO 80301

> **Re: Biodesix, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 2, 2020**
> **File No. 333-249260**

Dear Mr. Hutton:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment 1 to Draft Registration Statement on Form S-1

Business Overview, page 2

1. We note your response to prior comment 4 and your revised disclosures; however it remains unclear what basis you have to refer to the two tests as your products as opposed to Bio-Rad's products. More specifically, your disclosures indicate that you may be packaging and marketing Bio-Rad's products as part of a program branded under your name. Please revise or explain in detail how you have "utilized" Bio-Rad's technology and intellectual property and whether you performed material research and development. Please note that we may also have additional comment once you file your agreements with Bio-Rad as exhibits to the registration statement.

<u>Some intellectual property that we in-license may have been developed through government funded programs..., page 63</u>

2.   Please revise your disclosure on page 63 to include your response to prior comment 7.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Revenue, page 91</u>

3.   Please expand your disclosures to quantify the decrease in diagnostic test revenue due to impacts from the COVID-19 pandemic and the increase in revenue related to the release of two COVID-19 diagnostic tests.

<u>Research and Development , page 92</u>

4.   Please quantify the amount of costs incurred for internal costs versus external costs and provide further breakout of those types of costs.

<u>Bio-Rad SARS-CoV-2 ddPCR Test, page 127</u>

5.   We note your response to our prior comment 11. Please further revise your disclosure here to reflect your response and more plainly state that the publication did not report results from testing of Bio-Rad's SARS-CoV-2 ddPCR and that the report was from testing of another ddPCR testing product.

<u>Platelia SARS-CoV-2 Total Ab Test , page 127</u>

6.   We note your response to our prior comment 12. Please revise to disclosure the n value. In light of your response that the p-value is not known to you, please disclose whether uncertainty exists as to whether the results are statistically significant, or advise.

<u>Intellectual Property, page 136</u>

7.   We note your response to our prior comment 16. Please expand your disclosure to clarify whether Bio-Rad has patent protections covering the COVID-19 diagnostic and antibody tests that you sell as part of your program.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Burton at (202) 551-3626 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay at (202) 551-7237 or Joe McCann at (202) 551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences